Aleafia Health Announces new President of Clinic Operations

White to Lead Integration of Canabo Medical Clinics and GrowWise Health Post-closing of Emblem Acquisition
Previously the COO of Canada’s Largest Multidisciplinary Clinic Network

TORONTO, February 15, 2019 – Aleafia Health Inc. (TSXV: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”), has named private healthcare executive Keith White as the Company’s new President of Clinic Operations. Most recently, White was The Oshawa Clinic’s (“Oshawa”) Chief Operating Officer. Oshawa, the largest of its kind in Canada, is a Greater Toronto Area multidisciplinary medical clinic network with over 500,000 unique patients. White also serves as the Chairman of the Lakeridge Health Foundation, a healthcare not-for-profit.

During his Oshawa tenure, White facilitated its exponential growth, including expanding from 45 physicians to over 130. Additionally, White streamlined patient care by scaling the institution of a new Electronic Medical Record (EMR) system that enabled physicians to access digital patient records while working within the public hospital system.

In his new leadership role, White will integrate Aleafia Health’s wholly owned Canabo Medical Clinics and Emblem’s (“Emblem”)(TSXV: EMC, OTCQX: EMMBF) GrowWise Health, following the closing of the Company’s previously announced Emblem acquisition.

White’s hiring will accelerate Aleafia Health’s global initiative to build an integrated, scalable cannabis consumer experience, leveraging the Company’s in-house, executive leadership background at multi-billion-dollar eCommerce and IT companies. Over the next three months, the Company will launch unique, highly differentiated cannabis education and ecommerce platforms, utilizing its proprietary 10-million-point medical cannabis dataset, and Emblem’s robust product portfolio of high-margin capsules, oils and sprays.

“Aleafia Health will enable patients to navigate seamlessly through cannabis education, illness specific questionnaires, medical cannabis script product purchasing, order subscription management and treatment/titration monitoring within an integrated, globally scalable platform,” said Aleafia Health CEO Geoffrey Benic. “White will, in conjunction with our marketing and technology team, oversee Aleafia Health applying the best practices of global ecommerce and healthcare companies for the benefit of our patients and shareholders.”

Dr. Gary Goodyear, previously President, Clinic Operations will continue to serve on Aleafia Health’s board of directors.

“I thank Gary Goodyear for his outstanding service to Aleafia Health. Gary has expanded our research and development division, while modernizing our clinics with the introduction of Nurse Practitioners and telemedicine,” added Benic.

“I am thrilled to join Aleafia Health as we build a globally scalable, integrated cannabis health and wellness experience where patient and customer needs come first,” said White. “Much like the global cannabis industry, scaling Canada’s largest multidisciplinary clinic network is only possible with modern, innovative tech solutions. These will be needed to manage the needs of patients and medical professionals while ensuring compliance with an increasingly complex web of multi-jurisdiction regulations. Aleafia Health’s experienced team will do just that.”

Additionally, Aleafia Health has entered into a Public Markets Investor advisory agreement (the “Agreement”), with Emerging Growth, LLC (“Emerging Growth”), owners of CFN Media subject to TSX Venture Exchange approval. Emerging Growth provides the Company with investor relations services including capital markets awareness services, and will be paid a sum of $30,000, paid in three monthly installments. The agreement expires on March 19, 2019. The Company has no prior relationship with Emerging Growth, and to the Company’s knowledge, Emerging Growth does not own or control any securities of the Company.

LEARN MORE: https://www.AleafiaHealth.com/Invest

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaInc.com

About Aleafia Health:

Aleafia Heath, a vertically integrated, global cannabis company, operates major medical clinic, cannabis cultivation and R&D divisions. A federally licensed producer and vendor of cannabis, the company has a planned and fully-funded annual production capacity of 98,000 kg of dried cannabis flower.

The Company operates medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world, which it used to develop unique, proprietary cannabis products and treatment methods.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.

The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.